

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



02017786

NO ACT
P.E 12-18-01
1-00442

February 6, 2002

Act 1934
Section
Rule 14A-8
Public Availability 2/6/2002

J. Sue Morgan
Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, Washington 98101-3099

Re: The Boeing Company
Incoming letter dated December 18, 2001

Dear Ms. Morgan:

This is in response to your letter dated December 18, 2001 concerning the shareholder proposal submitted to The Boeing Company by the Ray T. and Veronica F. Chevedden Family Trust. We also have received a letter on behalf of the proponent dated January 14, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PERKINS COIE LLP
1201 THIRD AVENUE, SUITE 4800 · SEATTLE, WASHINGTON 98101-3099
TELEPHONE: 206 583-8888 · FACSIMILE: 206 583-8500

J. SUE MORGAN
206-583-8447
morgj@perkinscoie.com

December 18, 2001

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
01 DEC 19 PM 3:52

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the Ray T. and Veronica F. Chevedden Family Trust, with John Chevedden as Proxy, for Inclusion in The Boeing Company 2002 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On November 9, 2001 Boeing received a proposed shareholder resolution and supporting statement (together the "Proposal") from the Ray T. and Veronica F. Chevedden Family Trust, with John Chevedden as proxy (the "Proponent"), for inclusion in the proxy statement (the "2002 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2002 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from the 2002 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Boeing excludes the Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Boeing the undersigned hereby files six copies of this letter and the Proposal, which (together with its supporting statement) are attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to the declassification of Boeing's Board of Directors and states, in relevant part:

> *Shareholders recommend that our board adopt the necessary rules to Elect Each Director Annually as a long-term policy. This topic won 46% to 51% of the yes-no vote in each of the 4 Boeing annual elections during 1997, 1999, 2000, and 2001.*

Summary of Bases for Exclusion

We have advised Boeing that it properly may exclude the Proposal, or portions thereof, from the 2002 Proxy Statement and form of proxy for the following reasons.

1. John Chevedden is not eligible to submit a proposal to the Company under Rule 14a-8(b)(1), and he has submitted more than one proposal in violation of Rule 14a-8(c);

2. The Proposal improperly relates to the election of the Company's directors and is therefore excludable pursuant to Rule 14a-8(i)(8); and

3. Portions of the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because they contain statements and assertions of fact that are false or misleading.

The reasons for our conclusions in this regard are more particularly described below.

Explanation of Bases for Exclusion

1. John Chevedden is not eligible to submit a proposal to the Company under Rule 14a-8(b)(1), and he has submitted more than one proposal in violation of Rule 14a-8(c).

At the outset, we direct the Staff's attention to the fact that this Proposal is one of five submitted to the Company this year by Mr. John Chevedden. Mr. Chevedden is not himself a shareholder of the Company. He is therefore ineligible to submit a shareholder proposal pursuant to Rule 14a-8(b)(1) in his own right. As is his custom, Mr. Chevedden has once again obtained the proxies of several Company shareholders for the purpose of submitting multiple proposals to the Company, thereby advancing his personal agenda and thwarting the one proposal per proponent limitation imposed by Rule 14a-8(c). We submit that Mr. Chevedden's attempts to submit multiple shareholder proposals, clearly authored and pursued through the shareholder proposal process by himself, under the aegis of proxies from other shareholders, constitutes a clear abuse of the plain wording and intent of the Commission's Rule 14a-8 shareholder proposal rules.

By now the Staff is well acquainted with Mr. Chevedden. Over the course of the last two years alone, his name has appeared in connection with well over 70 no-action letter requests. For the most recent examples of his activities, *see Honeywell Int., Inc.* (Oct. 26, 2001); *APW, Ltd.* (Oct. 17, 2001); *Actuant Corp.* (Oct. 16, 2001); *Electronic Data Systems Corp.* (Sept. 28, 2001); *General Motors Corp.* (Apr. 3, 2001). During the 2001 proxy season, Mr. Chevedden submitted multiple proposals to multiple companies, including, for example: The Boeing Company (at least six challenged proposals); General Motors Corp. (at least seven challenged proposals); Southwest Airlines Co. (at least four challenged proposals); and Raytheon Co. (at least two challenged proposals). As the Staff is no doubt aware, handling these proposals represents an enormous investment of time and resources by each of the target companies. Each target company must, among other things, determine whether the shareholder for whom Mr. Chevedden is acting as proxy is eligible to submit a proposal, correspond with Mr. Chevedden regarding the inevitable procedural and substantive defects in his proposals, evaluate, usually with the assistance of legal counsel, whether the company will oppose the proposal, draft and file no-action letters, draft and file rebuttal letters in response to the Proponent's inevitable responses to no-action letter requests; and draft opposition statements in the event his proposals are not excludable. Moreover, the Staff itself must annually allocate precious resources to the review of countless no-action letters regarding Mr. Chevedden's proposals. The Staff repeatedly has required Mr. Chevedden to delete or revise false and misleading statements in his proposals as a condition to their inclusion in the target company's proxy materials. *See, for example, General Motors*

Corp. (Mar. 29, 2001); *Southwest Airlines Co.* (Mar. 20, 2001); *Alaska Air Group, Inc.* (Mar. 13, 2001); *The Boeing Co.* (Feb. 16, 2001). All told, the foregoing activities represent an enormous expenditure of time, personnel and money for an individual who is, in most cases, not even a shareholder of the target company.

This year, Mr. Chevedden has used this tactic to submit five shareholder proposals to Boeing. These include:

1. A proposal requesting a shareholder vote on golden parachutes, "submitted by" Thomas Finnegan, with John Chevedden as proxy;

2. A proposal recommending that the Company's board declassify itself, "submitted by" the Ray T. and Veronica G. Chevedden Trust, with John Chevedden as proxy;

3. A proposal urging the Company's Board of Directors to implement performance-based stock options for executives, "submitted by" Bernard and Naomi Schlossman, with John Chevedden as proxy;

4. A proposal recommending that the Company adopt a bylaw provision for the nomination of independent directors, "submitted by" John Gilbert, with John Chevedden as proxy; and

5. A proposal requesting shareholder approval of a Company poison pill, "submitted by" James Janopaul-Naylor, with J. Chevedden as proxy.

The Rule 14a-8 shareholder proposal rules are intended to provide a simple and inexpensive way for shareholders of a particular corporation to make their views known to other shareholders of the same corporation and to enlist support for those views. If an individual is not a shareholder of a company, and Mr. Chevedden is not a shareholder of Boeing, that individual has no right to use Rule 14a-8 to air his or her views or to seek support for them in that company's proxy statement. Mr. Chevedden attempts to circumvent these rules by having actual shareholders appoint him as their proxy.

The shareholder proposal rules have always included a requirement, currently Rule 14a-8(b), that the person submitting a proposal be a security holder of the company. In 1983 the Commission adopted rules that mandated a minimum shareholding and a minimum holding period in order for Rule 14a-8 to be available

(*Release No. 34-20091*, Aug. 16, 1983). In its comments to the release, the Commission noted:

> Many of those commentators expressed the view that abuse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement *to have some measured economic stake or investment interest in the corporation.* The Commission believes that *there is merit to those views* and [is] adopting the eligibility requirement as proposed. (emphasis added.)

Clearly, Mr. Chevedden does not have a "measured economic stake or investment interest" in the Company, and his activities have now "exceeded the bounds of reasonableness," having submitted five proposals to Boeing this year, and six the previous year. To permit a single individual such as he, year after year, to submit multiple proposals using the artifice of proxies from other shareholders makes a mockery of the Commission's rules governing the shareholder proposal process. While we understand that on prior occasions the Staff, with some exceptions, has permitted Mr. Chevedden to submit shareholder proposals in this manner, <u>we respectfully ask the Staff to reconsider this position</u>.

The Company should be allowed to exclude Mr. Chevedden's proposals from its 2002 Proxy Statement for violation of the Rule 14a-8(b)(1) eligibility requirements and the Rule 14a-8(c) one proposal per shareholder limitation for the following reasons.

First, and perhaps most importantly, Mr. Chevedden often has no prior or substantial relationship with the shareholders whom he professes to represent. RR Donnelley Financial (www.realcorporatelawyer.com/shareholderproposals.html) has reported what many companies targeted by Mr. Chevedden have long suspected. "John Chevedden trolls the [Net's] message boards seeking shareholders to make him his agent so that he is eligible to submit shareholder proposals to certain companies." This practice was substantiated recently when TRW, Inc. uncovered information that one of its shareholders who had appointed Mr. Chevedden as his proxy "became acquainted with Mr. Chevedden, and subsequently sponsored the proposal, after responding to Mr. Chevedden's inquiry on the internet for TRW stockholders willing to sponsor a shareholder resolution." *TRW, Inc.* (Jan. 24, 2001). Our own conversations last proxy season with the Company's shareholders appointing Mr.

Chevedden as proxy uncovered a similar instance. *See The Boeing Co.* (Feb. 20, 2001) (Bernard and Naomi Schlossman proposal). Our efforts to contact other shareholders were unsuccessful. This year the Company repeatedly attempted to contact the shareholders for whom Mr. Chevedden is proxy to verify their involvement in the proposal process, making several phone calls and leaving messages when able. Except in one instance (J. Gilbert), the shareholders failed to return the Company's calls.

Second, it is evident that Mr. Chevedden does all, or substantially all, of the work drafting, submitting and supporting the proposals. Each proposal submitted is accompanied by his standard form cover letter. This letter instructs the target company that all future communications regarding the proposal and annual meeting are to be directed to Mr. Chevedden, not to the shareholder. In fact, Mr. Chevedden is now careful not to include the shareholder's telephone number, and often address too, in order to preclude the target company from contacting the shareholder so that it may develop a *TRW, Inc.*-type no-action letter. To guarantee that the target Company deals only with him, the cover letter implies that the proxy is quite broad—"This is the proxy for Mr. Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting." Moreover, any revisions to the proposal come directly from Mr. Chevedden and he alone apparently decides whether the proposal may be withdrawn in the face of target company concessions. Finally, all communications with the Staff come directly from Mr. Chevedden.

Third, Mr. Chevedden has submitted the same proposals to Boeing that he has submitted to other companies, either through the same or different proxies, thereby demonstrating that the proposals are his and not those of the Company's shareholders. The proposals submitted to Boeing by Mr. Chevedden are substantially similar to proposals he submitted during the most recent proxy seasons to the following companies:

Proposal Submitted to Boeing	Similar Proposal and No-Action Letter
Shareholder Vote on Golden Parachutes	*General Motors Corp.* (Mar. 29, 2001); *FirstEnergy Corp.* (Mar. 3, 1999);

Annual Election of Directors	*Honeywell International, Inc.* (Oct. 26, 2001); *Northrop Grumman Corp.* (Feb. 16, 2001); *Raytheon Co.* (Feb. 26, 2001); *TRW, Inc.* (Jan. 24, 2001); *FirstEnergy Corp.* (Mar. 7, 2000); *TRW, Inc.* (Mar. 6, 2000); *Airborne Freight Co.* (Feb. 14, 2000)
Independent Directors	*AMR Corp.* (Apr. 3, 2001); *Mattel, Inc.* (Mar. 21, 2001); *AT&T Corp.* (Feb. 13, 2001); *General Electric Co.* (Jan. 24, 2001); *AMR Corp.* (Apr. 17, 2000)
Shareholder Vote on Poison Pills	*Actuant Corp.* (Oct. 16, 2001); *General Motors Corp.* (Mar. 27, 2001); *General Dynamics Corp.* (Mar. 5, 2001); *Airborne Freight Co.* (Jan, 29, 2001); *Southwest Airline Co.* (Mar. 13, 2001); *Caterpillar, Inc.* (Jan. 3, 2001) *PACCAR, Inc.* (Dec. 4, 2000); *Electronic Data Systems, Inc.* (Mar. 24, 2000); *Northrop Grumman Corp.* (Mar. 17, 2000)

Mr. Chevedden's proposals are unmistakable in style and pattern and are easily identified by their common characteristics: similar font and style, bold-faced headings and subheadings, and unsubstantiated statements of fact (e.g. "this proposal has significant institutional support" or ". . . according to independent analysts"). Additionally, throughout the supporting statements, the proposals use much of the same language and the same style of excerpting select "quotes" from press articles. It is clear simply from looking at the proposals that they are substantially the same as the proposals submitted to other target companies by Mr. Chevedden through his proxies. The logical conclusion is that the Proposal is not the shareholder's but rather Mr. Chevedden's.

Fourth, it is Mr. Chevedden and not the shareholders themselves that consistently take credit for the proposals in the publicity surrounding them. The world-wide-web contains an extensive library of articles referencing Mr. Chevedden and "his" proposals. For example, Institutional Shareholder Services' "2001 Post Season Report: A Proxy Season Odyssey" reported on page 22 that:

> Entering his fifth year of submitting shareholder proposals, Chevedden has undoubtedly positioned himself as one of the most recognized shareholder activists this year. In the past year he submitted poison pill proposals at shareholder meetings of large companies such as Caterpillar, Inc., Actuant Corp., and Airborne Corp.
>
> Chevedden argues that many companies try to derail his efforts in submitting his proposals by what he contends as an intentional "misplacement" of proposals faxed to companies. He also states that companies would make every effort to detect errors in proposals that are in violation of SEC requirements for submitting shareholder proposals, as in the case of Caterpillar.
>
> Compared to 2000's proxy season, Chevedden feels 2001 was a "highly successful year." As he looks forward to the 2002 proxy season, Chevedden plans to resubmit proposals that did not receive overwhelming shareholder approval.

In its November 30, 2000, edition of Council Research Service Alerts, the Council of Institutional Investors detailed Mr. Chevedden's "target companies" for the 2001 proxy season.

> ANOTHER 41 RESOLUTIONS HAVE BEEN SUBMITTED to 22 companies by John Chevedden and several other investors. Most of the proposals address three core governance issues: poison pills, classified boards, and simple majority votes. The others address issues ranging from confidential voting and stock dilution to director and committee independence.
>
> Boeing, a Council sustainer, received the most proposals—seven—from the group, followed by PG&E with five and Northrop Grumman with three. Seven others—Airborne Freight, First Energy, Honeywell International (also a Council sustainer), Maytag, Raytheon, Sempra Energy, and Southwest Airlines—got two apiece.

Other publications report much of the same. *See, for example, The Boston Globe* (May 2, 2001) ("Chevedden. . . travels to corporate meetings across the country"); *Newhouse News Service* (Dec. 15, 2000) ("the top circle of corporate commandos includes people like. . . John Chevedden"); *The Wall Street Journal* (Apr. 8, 1999) ("Mr. Chevedden says he has submitted 21 resolutions this year. . ."). The common thread that runs through all this publicity is that it is Mr. Chevedden, not the shareholders who appoint him as their proxy, who takes and receives credit for these proposals.

Finally, Mr. Chevedden would not himself qualify to submit the proposals to the Company in his own right. He is not a shareholder of the Company; he does not have a "measured economic stake or investment interest." Although he is ineligible to submit a shareholder proposal to the Company pursuant to Rule 14a-8(b)(1) in his own right, he nonetheless does so under the aegis of acting as a rightful shareholder's proxy. However, once the proxy is obtained, it is clear that it is Mr. Chevedden and not the shareholder who is the real proponent of each proposal. As stated earlier, the shareholder proposal rules are for the use of shareholders of a corporation to communicate with their fellow shareholders. The rules are not for use by a single activist to advance a personal agenda by manipulating them. Mr. Chevedden's practices are a flagrant abuse of the shareholder proposal rules set forth in Rule 14a-8 and should not be permitted.

We therefore believe that the Company can exclude Mr. Chevedden's proposals, including the Proposal, from its proxy statement for its 2002 Annual Meeting of Shareholders because the proposals are publicly acknowledged to be, and in fact are, the proposals of Mr. Chevedden; and Mr. Chevedden is not a shareholder of the Company. The Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is omitted on this basis.

2. The Proposal improperly relates to the election of the Company's directors and is therefore excludable under Rule 14a-8(i)(8).

Rule 14a-8(i)(8) allows a company to omit a shareholder proposal "if the proposal relates to an election for membership on the company's board of directors." Pursuant to Article II Section I of Boeing's By-Laws, the Board of Directors is divided into three classes, with approximately one-third of the board elected annually. Directors are elected to serve three-year terms. Of Boeing's directors, only four are up for election in 2002. The Proposal appears to contemplate that the full Board of Directors should be elected at the upcoming meeting of shareholders. If this would be the result from approval of the Proposal some of the current directors would be prevented from completing terms for which they have already been elected. In addition, passage of the Proposal would create uncertainty about the number of nominees to the Board at the 2003 Annual Meeting. These issues relate to an election to office within the meaning of Rule 14a-8(i)(8).

The Staff has stated in numerous no-action letters that vaguely-worded proposals to declassify a company's board of directors are excludable because they relate to an election for membership on the company's Board of Directors. *See North Bancshares Inc.* (Jan. 29, 1998); *Houston Industries Inc.* (Mar. 28, 1990) (proposal urging the board of directors to "take such action as may be necessary to provide for the annual election of all 14 directors" excludable); *American Information Technologies Corp.* (Dec. 13, 1985) (similarly-worded proposal contravenes rule against inclusion of proposals relating to election of directors); *First National State Bancorporation* (May 2, 1983); *Chicago Milwaukee Corp.* (Feb. 14, 1978); *Brown Group, Inc.* (Nov. 22, 1977) (proposed resolution that the stockholders "assemble an annual meeting in person and by proxy to abolish or eliminate the stagger system and to have an annual election for the board of directors"). The Proposal is the same in all material respects as the proposals submitted in these letter rulings. The Proponent has made no attempt to provide for protection of the terms of directors already elected, or to clarify that the election scheduled at the 2002 Annual Meeting would not be affected. *See also USX Corp.* (Feb. 13, 1991) (proposal to add minimum stockholding requirement as qualification for service beginning with 1992 annual meeting excludable because it affects directors previously elected).

Because the Proposal, if adopted, would disqualify certain directors previously elected from completing their terms on the Board and would affect the number of nominees to the Board at the 2003 Annual Meeting in contravention of Rule 14a-8(i)(8), it is properly excludable from Boeing's 2002 Proxy Materials.

3. Portions of the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because they contain statements and assertions of fact that are false or misleading.

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See Micron Technology, Inc.* (Sept. 10, 2001); *DT Indust.* (Aug. 10, 2001); *Sysco Corp.* (Apr. 10, 2001); *AT&T Corp.* (Feb. 28, 2001). The Staff has consistently asked Mr. Chevedden to revise or delete portions of his proposals under this rule. *See Honeywell Int. Inc.* (Oct. 26, 2001); *APW Ltd.* (Oct. 17, 2001); *Electronic Data Systems Corp.* (Sept. 28, 2001); *Southwest Airlines, Co.* (Mar. 20, 2001); *Alaska Air Group, Inc.* (Mar. 13, 2001). In our view, the Proposal contains several such statements.

First, **the second sentence in paragraph 2**, which indicates that *"This topic won 46% to 51% of the yes-no votes in 4 recent Boeing annual elections"* is misleading. Under Delaware law, to which the Company is subject, a shareholder proposal is not passed unless it receives the affirmative vote of the majority of shares present in person or by proxy and entitled to vote at the meeting, i.e., abstentions count as votes against the proposal. *See Del. Gen. Corp. Law Section 216(2).* As indicated in the Form 10-Q reports filed following the Company's annual meeting in each year indicated, the proposals received the following percentages of the shares present and entitled to vote: 1997 (47.66%), 1999 (49.89%), 2000 (48.36%) and 2001 (45.06%). The Proponent's figures reflect the vote totals for the percentages of the votes for and against in the same four years: 48.33%, 51.01%, 49.16%, 45.97%, respectively. This method of calculation is inconsistent with Delaware law for the purpose of determining whether a proposal has passed. The Proponent's statement mischaracterizes the proper vote totals because it implies that his proposal has passed in some years, when in fact it never has. Finally, we note that in *The Boeing Co.* (Mar. 6, 2000) the Staff specifically asked the Proponent to revise a similar sentence "regarding the percentage of 'Yes-No' votes received to reflect the actual nature of those who voted on the 1999 resolution." *See also The Boeing Co.* (Feb. 7, 2001) (requiring Proponent to delete headings and statements indicating that annual election of directors proposals had won "impressive majorit[ies] in 1999 and 2000"). At a minimum, the Proponent should be required to revise or delete such statements again this year.

Second, **paragraph 3 in its entirety** is properly excludable because it is misleading in several respects:

> *"It would be interesting to see if management would give a reply of substance to the question of whether this proposal topic won a majority of the yes-no votes cast independently of our directors and executive officers in 2001. The reason to ask this question is that this topic won 46% of the yes-no votes cast. Our board and officers, who opposed this topic controlled 2.2% of Boeing stock according to the 2001 proxy. Shareholders who control 2.2% of the shares can change election results by 4.4%. This depends on whether our board and officers vote with or against the recommendation of the board."*

Proponent's statement is misleading because it first requests a tally of the "yes-no votes cast independently" of management. This request would mean that the 2.2% cast by management should not be counted at all—not as votes for or against the 2001 proposal and not in the denominator used to calculate the percentage of votes cast. Then Proponent speaks of a 4.4% swing, which would mean that management voted its 2.2% against the proposal. This assumption directly contradicts the first assumption that management votes not be counted at all. The Proponent's statement should therefore be deleted in its entirety.

Proponent's statement is also misleading because it overstates the percentage of votable shares held by the Company's directors and officers at the time the 2001 proposal was presented to shareholders. We assume that Proponent took the 2.2% figure from the Stock Ownership Table (the "Table") appearing on page 18 of the 2001 Proxy Statement. As the footnotes to the Table indicate, however, the Table is not limited solely to the votable shares for each person listed. In addition to directly owned shares, the 2.2% referenced by Proponent includes stock options and stock units, which are not votable. Thus the percentage of votable shares held by the Company's directors and officers was actually closer to 1.9%.

Third, the following **statement in paragraph 4** is properly excludable because it asserts facts in reliance upon purported authorities, without identifying those authorities or providing any documentation for verification.

- [paragraph 4] *"When directors are accountable for their actions yearly, they and the company perform better according to independent analysts."*

The Proponent should specifically identify or provide factual support in the form of a citation to a specific source for the foregoing statement. Otherwise, the statement should be deleted altogether. This request is consistent with the Staff's response to similar statements made by the Proponent in proposals submitted to other companies. *See APW, Ltd.* (Oct. 17, 2001); *General Motors Corp.* (Mar. 29, 2001); *Southwest Airlines Co.* (Mar. 20, 2001).

Fourth, **paragraphs 6 and 7 in their entirety** are properly excludable because they improperly impugn the character and reputation of a member of the Board of Directors.

> *"We believe the shareholders benefit when they have an opportunity to cast votes annually particularly when a director may be struggling and distracted with his primary job. For instance, we as shareholders cannot vote this year regarding Mr. John Bryson, the struggling CEO of Edison International (EIX). After 11 years of Mr. Bryson's leadership, Edison has repeatedly warned of bankruptcy in 2001.*
>
> *"Mr. Bryson's company had a financial emergency that threatened millions of its utility customers in California including Boeing. Edison burdened the Governor of California with devising an Edison bail out plan. Thus we believe that shareholders should be empowered to cast a vote on a director's qualifications annually particularly a troubled director. Mr. Bryson's qualifications and ability to commit quality business time to the oversight of Boeing is particularly important now. Many of Boeing's airline customers have a financial emergency."*

Note (b) to Rule 14a-9 states that "misleading" materials include "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." *See also Honeywell Int'l, Inc.* (Oct. 26, 2001); *Honeywell Int'l, Inc.* (Mar. 2, 2000); *Electronic Data Sys., Corp.* (Mar. 11, 1999). Proponent misleadingly implies that Mr. Bryson's allegedly difficult tenure at Edison International ("Edison") naturally means that Mr. Bryson is unsuited to sit on the Company's Board. But simply because Edison has encountered financial difficulties during the past year—a struggle shared by many other companies—it does not follow that Mr. Bryson is personally and professionally unsuited for service on the Company's Board. At bottom, the Proponent's discussion of Mr. Bryson and Edison is properly excludable because it is simply irrelevant to the topic of his proposal—board declassification.

* * * * *

For the foregoing reasons, we believe that the Proposal may be omitted from the 2002 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

Boeing anticipates that the 2002 Proxy Statement will be finalized for printing on or about March 5, 2002. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 583-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



J. Sue Morgan

JSM:rh
Enclosure
cc: John Chevedden
James C. Johnson, The Boeing Company

EXHIBIT A

December 6, 2001
To: James Johnson, The Boeing Co.(BA)
In response to company request
Intend to continue to meet all rule 14a-8 provisions including stock ownership past annual meeting

---

7 – Elect Each Director Annually

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

This topic won 46% to 51% of the yes-no vote in 4 recent Boeing annual elections

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif..

Shareholders recommend that our board adopt the necessary rules to Elect Each Director Annually as a long-term policy. This topic won 46% to 51% of the yes-no vote in each of the 4 Boeing annual elections during 1997, 1999, 2000 and 2001.

Did this topic win a majority of independent yes-no votes in 2001?

It would be interesting to see management give a reply of substance to the question of whether this proposal topic won a majority of the 2001 yes-no votes cast independently of our directors and executive officers. The reason to ask this question is that this topic won 46% of the yes-no votes cast. Our board and officers, who opposed this topic, controlled 2.2% of Boeing stock according to the 2001 proxy. Shareholders who control 2.2% of shares can change election results by 4.4%. This depends on whether our board and officers voted with or against the recommendation of the board.

Level of accountability is closely related to financial performance

We believe that corporate governance rules, and the level of accountability they impose, are closely related to financial performance. When directors are accountable for their actions yearly, they and the company perform better according to independent analysts.

Three-years without election can insulate directors from immediate challenge

We believe that requiring all directors to stand for election each year is one of the best ways to hold the board and individual directors responsible and motivated.

An annual opportunity to alert a struggling director

We believe that shareholders benefit when they have an opportunity to vote annually – particularly when a director may be struggling and distracted with his primary job. For instance, we as shareholders cannot vote in 2002 regarding Mr. John Bryson, the struggling CEO of Edison International (EIX). After 11 years of Mr. Bryson's leadership, Edison repeatedly warned of bankruptcy in 2001.

Mr. Bryson's company had a financial emergency that threatened millions of its utility customers in California including Boeing. Edison burdened the Governor of California with devising an Edison bail-out plan.

Mr. Bryson's qualifications and ability to commit quality business time to the oversight of Boeing is particularly important now. Many of Boeing's airline customers have a financial emergency.

Unfounded objection by our management
We regard as unfounded management's concern that annual election of each director could leave Boeing without experienced directors. In the unlikely event that shareholders ousted all incumbents at once, such a momentous decision would express dissatisfaction with incumbents and reflect the need for change.

For sustained shareholder value vote yes:
Elect Each Director Annually
YES ON 7

Text above the first horizontal line and below the second horizontal line is not intended for publication.

Brackets "[ ]" enclose text not intended for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format contains the emphasis intended.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return

January 14, 2002

Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
Preliminary Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topics

Ladies and Gentlemen:

This is respectfully submitted in response to The Boeing Company third party no action request (NAR). It is believed that Boeing must meet the burden of proof under rule 14a-8.

1) Company Fallacy:
Aggressive company micro-management of investor proposal text by companies, with assets from $1 billion to $100 billion, and using expensive outside professional help, is an asset and also a valuable use of the "precious resources" of the Securities and Exchange Commission during the peak season for shareholder proposals.
2) The reaction of companies to established shareholder topics, cited by the company, could euphemistically be termed an aggressive or an overboard practice.
3) For instance a letter from one company was able to include these words all in one sentence: Invidious, impugn, invective to purported support a balanced viewpoint.
4) The company does not reconcile its taking credit as a purported champion of the simple process of rule 14a-8 and the need for an individual investor to answer complex papers from a $100 million LLP under such a "simple" process.
5) The company's own quote in its letter to the Staff supports this aggressive point:
"Companies would make every effort to detect errors in proposals...."
6) The company uses its well-worm shot-gun approach to attempt to exclude established topic shareholder proposals.
7) The company does not provide a tabulation of the total number of company specific points for total exclusion and the total number of times that these specific points have failed.
8) Freedom of Association:
The right guaranteed by the First Amendment to the U.S. Constitution to join with others either in personal relationships or as part of a group having a common viewpoint or purpose and often exercising the right to assemble and to free speech.
9) The company does not refer to a particular one in rule 14a-8 that imposes a special limitation on freedom of association.

10) The company does not refer to a particular one in rule 14a-8 that gives special privileges in freedom of association to companies and their employees, outsource companies and special profession organizations of companies and/or employees of various companies in contrast to the rights of the individual shareholder.
11) Company Fallacy:
It is a company asset to prioritize technicality or curable issues above substance according to rule 14a-8 interpretation.
12) The implicit company message to investors in the company's numerous NARs is that technical detail is superior to substance in the governance eye of the company.
13) Appeal to pity by a $50 billion company:
A $50 billion company incredulously claims a unsupported vague "enormous investment" to respond to established corporate governance proposal topics by individual investors.
14) Yet the company describes one proposal as a minor change from the previous year.
15) The dollar amount of this vague "enormous investment" is unsubstantiated and the burden of proof is on the company.
16) Role Reversal:
The company appears to seek pity from regulatory authority in a role reversal scenario in which the company is seemingly the wounded underdog who personally has under-performing money invested with an individual investor.
17) Company Omission:
There is no company explanation or rationalization statement that the company realizes, that although it may be difficult for the individual shareholder to understand, the company finds in its wisdom, that spending these purported vast resources to quash precatory shareholder voting inputs is of such overwhelming importance to the well-being of shareholder value that the company is compelled to do it and would be derelict in fulfilling its fiduciary duty if it did otherwise.
18) The company provides no proof that the undersigned has no "economic stake" in the company.
19) The company does not address the issue of whether an investor could have a stake in the company by directly owning voting stock in a major supplier to Boeing and/or owning stock in more than one major Boeing customer.
20) Company omission:
The company does not claim that the proponents for the shareholder proposals listed have no interest in shareholder proposal issues. In fact, one proponent has submitted shareholder proposals consistently for decades.
21) Company omission:
The company does not claim that rule 14a-8 makes it impermissible for investors/persons to cooperate in the shareholder proposal process.
22) Company omission:
The company does not claim that correspondingly, it is impermissible for corporations to cooperate with other corporations, formal organizations and service providers in the shareholder proposal process.
23) Company omission:
The company does not claim that corporations have rights superior to persons.
24) Company omission:
The undersigned's 2001 No Action Request Response to the Staff to the issue of shareholders cooperating is apparently not substantially addressed by the company (exhibit included).
25) The company appears to presents fallacy as fact:

If a person has not owned $2000 of voting stock for one year, one could not have any stake whatsoever in the company. By this definition ($2000 for one-year) there would be a practice of some company directors not having a stake in the company in recent years.

26) Company Fallacy:
An investor has no stake in a company unless the investor qualifies under rule 14a-8.

27) The company fails to mention that some company directors have failed to meet the rule 14a-8 stock ownership requirements on a number of occasions.

28) In order to resolve issues informally and prior to the company's numerous NARs the shareholder party repeatedly asked the company to list each question or objection to each proposal so that an informal agreement could be reached.

29) Fallacy:
Company delay and indecision is an asset in rule 14a-8 practice:
The company delayed in responding to a proponent party attempt to informally resolve issues.

30) When the company finally responded, it said it was nonetheless submitting NARs (asking for total exclusion).

31) Then the company incredulously claims that its own investors are totally responsible for the staff allocating "precious resources" in addition to the vague "enormous investment" by the $50 billion company to address 500-words from several individual investors on issues of substantial importance to the company.

32) Company Fallacy:
Ignorance is a company asset according to rule 14a-8 practice. The company suggests that it is ignorant of the substantial level of support that a number of established shareholder proposals receive.

33) Company self-impugn:
This company claim of ignorance could self-impugn the company's qualifications in corporate governance and its business research ability.

34) Company Fallacy:
It is more important to ensure impeccable attribution than to ensure accuracy according to rule 14a-8 interpretation and precedent.

35) Company Fallacy:
A key purpose of rule 14a-8 practice is impeccable attribution. According to the company claim, impeccable attribution appears to be claimed to have priority over investor opportunity to vote on key corporate governance rules and policies.

36) Company Fallacy:
Being out-of-touch with institutional investors is a company asset in the rule 14a-8 process.

37) The company suggested lack of corporate governance awareness implies that the company does not communicate with its investors or use other means to determine their investment concerns.

38) This company claim of ignorance potentially impugns company shareholder relations practices.

39) The company does not explain a reason for valuable time to be spent during the peak shareholder proposal period on whether footnote-type information is provided on information that the company knows or should know to be accurate.

40) the company does not reconcile its purported stance as a champion of the individual investor receiving credit for the investor's proposal – is consistent with the company effort to obscure all credit.

41) The company consistently refuses to give credit to any of the proposal proponents in its definitive proxy.

42) The last name of the undersigned is referenced for one proposal in the Boeing 2001 proxy

According to at least one independent report.
43) It is believed the company attributed each 2001 proposal to the shareholder who submitted it – closely-held company information available only if a shareholder made a special request to the company.
44) Company self-impugn inference:
The company implies that the board would not know how to implement this topic unless it had a checklist on issues regarding the terms of existing directors. That the board having a checklist has priority over the importance rule 14a-8 gives to the shareholder opportunity for a voting input to the company. This claim implies a low score for the board knowledge of technical corporate governance issues and/or low priority to fiduciary duty.
45) A required checklist tends to dilute the meaning of the proposal at time that investors can be considering dozens of proxy proposals in the compressed spring proxy season.
46) Company Fallacy:
If there is a valid method to analyze the voting results, such as a yes-no vote analysis not disclosed by the company, investors should be excluded from discussing this publicly available method according to rule 14a-8 interpretation.
47) Invalid comparison:
When an investor cites a "46%" vote it should be treated as though it were an "impressive majority" vote.
48) False premise:
This proposal does not request a "tally." A "tally" is probably an invalid conclusion from the text.
49) Company Fallacy:
The company implicitly claims that rule 14a-8 interpretation does not allow investors to discuss the insider votes of the company.
50) The company does not claim that the 1.9% figure was disclosed to investors.
51) The company does not claim that the company provides a specific listing of the "votable" shares that directors own. (This disclosure would be welcomed.)
52) The company does not claim that 2.2% and 1.9% represent a material difference.
53) Company Fallacy:
When an investor discusses a professional problem that a director has, that is also acknowledged by the company, the investor must prove that the director is "personally and professionally unsuited for service" according to rule 14a-8 process.
54) Company Fallacy:
A director's acknowledged professional difficulties are irrelevant as an example in discussing whether directors should serve one year or three year terms.

In summary, there appear to be 54 issues with the company and its burden of proof.

The opportunity to submit additional supporting material beyond this preliminary submission is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,



John Chevedden
cc: Ray T. Chevedden, BA

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
UPS Overnight

January 10, 2001
6 Copies

Office of Chief Counsel
Mail Stop 4-2
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Boeing Company (BA)
Shareholder Response to Company No Action Criticism
Ray T. Chevedden and Veronica G. Chevedden, Shareholders
Annual Election of Each Director

Ladies and Gentlemen:

1. Preliminary Response
This is a preliminary response regarding the Boeing Company December 21, 2000 no action criticism. The company requested that the Commission agree that shareholders be denied the opportunity to cast a vote on a non-binding request for Annual Election of All Director.
The objective of this proposal is to protect shareholder investment in the company through constructive change - or at least the consideration of constructive change. As the lengthy company letter indicates, management is steadfastly focused maintaining the status quo and discouraging the consideration or discussion of options for constructive change that are already in place at many large companies. After three shareholder votes for annual election of each director that were near the 50%-mark by any measure, the company continues to send lengthy letters to completely expunge this topic from shareholder vote.

2. Company violates 80-day advance notice to the Commission, Rule 14a-8(j)(1)
There are lees than 80 days from the December 21, 2000 date of this letter and the March 5, 2001 printing date given by the company. Furthermore the company has not offered to submit to the Commission a good cause for missing the 80-day deadline. Thus it is respectfully requested that this no action letter be rejected as untimely.

3. Hostile Company Attitude to Popular Shareholder Resolution Topics
The company response is particularly harsh and hostile, given the consistently high shareholder vote that these proposals received. The company has submitted a 37-page no action request to expunge this well-established proposal topic from its proxy materials.
The well-worn company tactic is to use a "shotgun approach" to "micro-analyze" proposal text in the hope that something or anything will stick. In many cases the end result is a published shareholder proposal that has a remarkable resemblance to the original submission.
The company gives the perception that it believes its shareholders are the adversaries of the company and of shareholder value.

The company has not claimed that these proposals do not address serious corporate governance issues that are of concern to many institutional investors. These institutional investors have a fiduciary duty to place the best interest of their clients above the recommendation of management or the board.

4. Burden of Proof
Rule 14a-8(g) states:
Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?
Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

5. Eligibility and One-Proposal
It is not clear what point the company is making about shareholder resolutions at other companies to support its request. It cites proposals that were vigorously opposed by companies and were nonetheless printed in their respective proxy statements. These publications resulted in shareholder votes in which a large percentage or majority of shareholders rejected the company position:

Alaska Air (ALK)	65% Yes
Home Depot (HD)	55% Yes
FirstEnergy (FE)	48% Yes
Sempra Energy (SRE)	41% Yes

One separate proposal each was submitted to Home Depot and Alaska Air by this correspondent on behalf of stock held in his name alone.
The company does not cite any Response of the Office of Chief Counsel that said shareholders cannot cooperate in submitting shareholder resolutions.
The company argument could lead to the slippery slope that shareholders who submit established proposals, widely available on the internet and, as established proposals, more likely to be in an acceptable format, could be excluded for being the proposal of another person.
On the other hand, the company does not cite any rule that companies, firms that they hire and organizations that they hold memberships in cannot cooperate to exclude shareholder proposals. The company has not claimed that companies have rights superior to persons.
The company has not established a case for individual shareholders to be denied an opportunity to safeguard their investment in the company by cooperating to submit shareholder proposals under Rule 14a-8.
The Interfaith Center for Corporate Responsibility is an example of cooperation among shareholders to submit shareholder resolutions. ICCR has successfully submitted shareholder resolutions for approximately 25 years and members have used the shareholder resolution text of other members.
The bottom line of company complaints is that companies have overreacted by submitting very lengthy oppositions to proposal text and that the percentage of proposal text that was ultimately revised was small.
In the majority of cases the shareholder proposal that was published in the company proxy had a remarkable resemblance to the initial submission in spite of 10- to 20-page company letters (plus attachments) concerning a mere 500 words of text.

There is but one proposal submitted by Ray T. Chevedden and Veronica G. Chevedden with their signature. The company does not dispute this.
Additionally, eligibility and one proposal are to be the subject of a company letter within 14 days of submittal of the proposal. The company is required to give notice within 14 days to cure eligibility and one proposal

issues. It has failed to do this.

6. Share Ownership
The company does not explain why a number of directors in recent years each have not owned even a small fraction of the number of shares that this corespondent's relatives own.
The company does not explain what is intrinsically wrong with cooperating with other shareholders to protect the investment of one's relatives.

7. Eligibility and Single Proposal Issue:
Company Notice to Cure Required within 14-days of Proposal Submittal
Procedural Requirements: 14 days to object to eligibility
(f) Question 6: What if I fail to follow one of the eligibility or procedural
requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no
later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

8. Company Authority Missing
It is moot for the company to argue that resolution authority is missing within the limited word-count restriction - particularly when the burden of proof is on the company. And the company provides no authority to question particular resolution statements that it asks to be excluded based on the company's word alone.

9. Non-Quotes
The company erroneously and repeatedly claims that text without a quote is a quote. It compounds this error by insisting that non-quoted text be held to the same standard as a quote. Shareholders have a right to know that a majority of independent votes were for this proposal topic in 1997, 1999 and 2000.

10. Shareholder Cooperation
The company position to deny shareholders the right to cooperate to protect their investment in the company could also raise additional issues. This would be analogous to require that shareholders vote personally and not through a mutual fund or broker.

11. An Agent is Not Limited To One Purpose
The company uses faulty reverse logic to argue that agents can have but one purpose, presentation of shareholder resolutions, because resolution presentation is mentioned in Rule 14a-8. The company fails to note that Rule 14a-8 specifics at least one other instance of an agent acting on behalf of a shareholder. Under Rule 14a-8(b)(2)(i) agents can provide proof of stock ownership.

Rule 14a-8 does not specifically state that there is only one or two cases where a shareholders may have an agent. This interpretation would put a cloud over a professional institutional shareholder obtaining outside research and clerical support to prepare and submit a resolution.
If this interpretation were applied to individual shareholders it could later be applied to institutional shareholders.
The company in effect is arguing that it can force a shareholder to replace a shareholder's legal proxy and the rules of agency should have special limitations for individual shareholders who submit resolutions.

12. Right to Appoint a Legal Proxy
If stockholders have been granted by constitutional provision the right to vote by proxy, a corporation cannot limit their choice of a proxy to another stockholder (State ex rel. Syphers v McCune 143 W Va 315, 101 SE2d 834, holding invalid a bylaw that purported to do so).
Similarly, when statues have conferred an unrestricted right to vote by proxy, a corporation may not limit the liberty of a stockholder to select anyone as his proxy. A stockholder may appoint as his proxy one who is a stranger to the corporation. The same person may act as proxy for all or several stockholders.
One may appoint an agent to do whatever one can lawfully do personally.
As a general rule whatever a person may do himself he may do through an agent (Del.-Corpus Juris Secundum cited in Zeeb v. Atlas Power Co., 87 A.2d 123, 127, 32 Del.Ch. 486-Corpus Juris Secundum cited in In re Universal Pictures Co. 37 A.2d 615, 621, 28 Del.Ch. 72).
An agent may act as such for a number of principals; dual agency is not, per se, contrary to public policy, but is proper where the is good faith, no conflict of interest, and due authority from both parties.
An agent may act as such for more than one principal or for a number of principals (U.S.-Sharpe v. Bradley Lumber Co., C.A.N.C., 446 F.2d 152, certiorari denied 92 S.Ct. 946).
Dual agency is not, per se, contrary to public policy (Ga.-Spratlin, Harrington & Thomas, Inc. v. Hawn, 156 S.E.2d 402, 116 Ga.App. 175).
Dual agency is proper where good faith exists, where there is no conflict of interest, and there is due authority from both principals (U.S.-Hampton Roads Carriers, Inc. v. Boston Ins. Co., D.C.Md., 150 F.Supp. 338).
The company in effect is arguing that it can force a shareholder to replace a shareholder's legal proxy.

If the company sticks to its "one purpose" hypothesis the company would have to argue that Rule 14a-8(2)(i) regarding proof of share ownership is invalid because proof of ownership can be provided by an agent of the shareholder.
If this company argument were successful, then shareholders who are not registered holders of stock on the company's books would be excluded from submitting shareholder resolutions.
There is no special rule that under Rule 14a-8 that the general laws that allow one person to act for another are totally suspended. Although part of Rule 14a-8 gives details on the means for a shareholder to have a representative at the meeting, it does not state that this is the exclusive instance in which a shareholder may be represented.
This would foster a serious restriction on shareholders cooperating with each other to promote improved corporate governance and protect their investment. Shareholder cooperation to advocate good corporate governance and thereby protect their investment in the company would thus be wrongly viewed with prejudice.
The company is able to hire a large professional firm to write a technical

15-page letter on a mere 500-word proposal, yet argues individual shareholders must be denied any benefit of contact with other shareholders who have any experience with shareholder resolutions. The company opposes the assistance of family members in the shareholder resolution process.
The company 15-page company letter is an unintended good argument by the company for shareholders to have the right to seek cooperation from other shareholders.
Individual shareholders do not usually have the time and background to fend for themselves in responding to a 15-page letter from a large professional firm hired by a $50 billion company.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 6, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 18, 2001

The proposal relates to electing the entire board of directors each year.

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(b). Accordingly, we do not believe that Boeing may exclude the proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that Boeing may exclude the proposal from its proxy materials in reliance on rule 14a-8(c).

There appears to be some basis for your view that Boeing may exclude the proposal under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming annual meeting. It appears, however, that this defect could be cured if the proposal was revised to provide that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting. Accordingly, unless the proponent provides Boeing with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

We are unable to concur in your view that Boeing may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- revise the paragraph that begins "Our board and officers . . ." and ends ". . . recommendation of the board" to accurately reflect the votable shares held by the company's directors and officers;

- revise the statement that begins "When directors are . . ." and ends ". . . to independent analysts" to provide an accurate citation to a specific source.

- delete statements that begin "— particularly when a . . ." and ends ". . . a financial emergency."

Accordingly, unless the proponent provides Boeing with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Boeing omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Maryse Mills-Apenteng
Attorney-Advisor